Over 96% of Shares Tendered to Descartes Pursuant to Offer to Acquire Porthus

WATERLOO, Ontario, Canada — March 15, 2010 — The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG), a federated global logistics network, announced that its wholly-owned subsidiary Dexxcartes bvba (“Dexxcartes”) will acquire 96.17% of the outstanding shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”) as a consequence of a voluntary and conditional takeover offer (the “Offer”).

Dexxcartes commenced the Offer on February 22, 2010 at a price of EUR 12.50 per share. The Offer ended on March 12, 2010. The Offer was conditional on at least 95% of Porthus’ outstanding shares being tendered to the Offer.

2,293,403 Porthus shares were tendered pursuant to the Offer, representing 96.17% of the 2,384,790 outstanding shares of Porthus. No warrants were tendered, as a result of which Dexxcartes holds no warrants of Porthus.

Dexxcartes will become the legal owner of the 2,293,403 tendered shares upon payment of the price of EUR 12.50 per share to the sellers, for an aggregate payment for these shares of EUR 28,667,537 (approximately US $39,136,922 at March 15, 2010). This payment will be made to the sellers of the shares by March 19, 2010.

In accordance with article 513, §1 of the Belgian Code of Companies and articles 42 and 43 of the Royal Decree of April 27, 2007 and as announced in the prospectus relating to the Offer, Dexxcartes will proceed with a public buy-out offer (the “Buy-Out Offer”) of the remaining 91,387 shares and remaining warrants of Porthus on the same conditions as those of the Offer. This Buy-Out Offer will be at a price of EUR 12.50 per share, a price of EUR 12.33 per warrant issued pursuant to the 2000 warrant plan and a price of EUR 20.76 per warrant issued pursuant to the 2001 warrant plan. The Buy-Out Offer will start on March 19, 2010 and end on April 12, 2010. The results of the Buy-Out Offer will be announced by April 14, 2010. Sellers who accept the Buy-Out Offer will be paid by April 16, 2010 by way of wire transfer on the bank account thereto indicated by the seller in the acceptance form.

After the end of the public Buy-Out Offer, any remaining securities not tendered to the Buy-Out Offer will be legally deemed to have been transferred to Dexxcartes. Payment of these securities will be made to Belgium’s Deposit and Consignation Fund (“Deposito– en Consignatiekas”) in favour of the former owners of the non-tendered securities.

At the start of the Buy-Out Offer, Dexxcartes will ask for the delisting of the Porthus shares from the NYSE Alternext Brussels.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
|   info@descartes.com    |  www.descartes.com   |   TSX:DSG   |   NASDAQ:DSGX |  Helping Customers Deliver   |

Conference Call
Members of Descartes' executive management team are scheduled to host a conference call to discuss the Porthus acquisition at 8:00 a.m. EDT (13:00 Central European Time) on Tuesday March 23rd.  Designated numbers are 800 908 8386 for North America or +1 212 231 2900 for International. The company simultaneously has scheduled an audio web cast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call's completion by dialing 800 633 8284 or +1 402 977 9140 and using passcode number 21463244. An archived replay of the web cast will be available at www.descartes.com/company/investors.

About Porthus
Porthus (NYSE Alternext: ALPTH) is a leading provider of Global Trade Management solutions, enabling organizations to manage complex business processes across the supply chain. Porthus uses innovative technologies to allow its customers to interact and conduct business with multiple trade partners using its networked platform. Porthus develops, hosts and manages software applications on this central multi-enterprise platform. The company delivers its Global Trade Management solutions to over 1,000 companies based in Europe and beyond. Porthus is headquartered in Lier (Antwerp), Belgium. The company has offices in Belgium (Lier and Ghent), the Netherlands (Hoofddorp and Eindhoven) and Slovakia (Namestovo and Zilina). Porthus has approximately 170 employees.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes' offerings is the Descartes Global Logistics Network (GLN), one of the world's most extensive multi-modal business applications network. As a federated platform, the Descartes GLN combines with component-based 'nano' sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes' solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility. Descartes' hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 400 employees and is based in Waterloo, Ontario, with operations in Atlanta, Copenhagen, Heverlee, Pittsburgh, Ottawa, Montreal, Miami, Minneapolis, Washington DC, Derby, London, Silver Spring, Stockholm, Suzhou, Shanghai, Tokyo, and Toronto. For more information, visit www.descartes.com.

For further information please contact:

Descartes Systems Group
Laurie McCauley
Telephone: +1 519 746 6114 ext.2358
Email: investor@descartes.com

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
| info@descartes.com | www.descartes.com | TSX:DSG | NASDAQ:DSGX | Helping Customers Deliver |

or

Nicole German
Vice President, Marketing & Communications
Mobile: 1 416 816 5251
Email: ngerman@descartes.com

Safe Harbour Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the Offer and Buy-Out Offer; the impact of the Offer and Buy-Out Offer on Porthus and Descartes’ businesses and ability to serve customers; the timing of announcement of results and payment in respect of the Offer and Buy-Out Offer; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability to successfully complete the Offer; the ability to integrate Porthus and Descartes; the impact of foreign currency exchange rates; the ability to predict expenses associated with and revenues from the combined businesses; applicable stock exchange and regulatory approvals; ability to retain or obtain sufficient capital to execute on future business strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; and other factors and assumptions including those included in the section entitled, “Certain Factors That May Affect Future Results” in documents filed by Descartes with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. If any such risks actually occur, they could materially adversely affect the Offer or the business, financial condition or results of operations of Porthus and/or Descartes. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Neither Porthus nor Descartes undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
| info@descartes.com | www.descartes.com | TSX:DSG | NASDAQ:DSGX | Helping Customers Deliver |